Exhibit 12.1
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
     The following table sets forth the ratio of earnings to combined fixed charges and preferred dividends for the periods indicated below (in thousands).

	Period From
	May 6, 2004						Period From
	(Inception) to	Year Ended	Year Ended		Year Ended		January 1, 2008
	December 31,	December 31,	December 31,		December 31,		to September 5,
	2004	2005	2006		2007		2008
Income (Loss) from Continuing Operations
Before Income Taxes	$(3,700)	$(9,272)	$37,483		$68,161		$33,314
Fixed Charges	860	19,927	40,168		54,514		36,040
Amortization of Capitalized Interest	—	7	77		159		114
Capitalized Interest	—	(128)	(604)		(50)		(183)

Earnings	$(2,840)	$10,534	$77,094		$122,784		$69,285

Fixed Charges:
Interest Expense	$773	$17,367	$36,934		$51,445		$33,757
Portion of Rent Related to Interest	87	2,432	2,630		3,019		2,100
Capitalized Interest	—	128	604		50		183

Fixed Charges	860	19,927	40,168		54,514		36,040

Preferred Stock Dividends	—	—	—		—		—

Combined Fixed Charges	$860	$19,927	$40,168		$54,514		$36,040

Ratio of Earnings to Combined Fixed Charges	—	—	1.9	X	2.3	X	1.9	X

Deficiency	$3,700	$9,393	$—		$—		—